November 6, 2019

Ahmed M. Fattouh
Chief Executive Officer
InterPrivate Acquisition Corp.
135 E. 57th St., 17th Floor
New York, NY 10022

       Re: InterPrivate Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted October 10, 2019
           CIK No. 0001789029

Dear Mr. Fattouh:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Proposed Business, page 45

2. We note you disclose the relationship with the InterPrivate platform as one of your competitive strengths. Please explain clearly what you mean by the InterPrivate platform.
 Ahmed M. Fattouh
InterPrivate Acquisition Corp.
November 6, 2019
Page 2


3. Please provide expanded disclosure of the relationship between InterPrivate and the family offices you reference, including the nature of the family offices and the extent of such relationship.
Management, page Page62

4. Please ensure that the information in this section regarding management's background is balanced, with equally prominent discussion of any management experience with similar transactions or business initiatives that generated losses for investors or that were not completed.
      Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng, Special
Counsel, at 202-551-3457 with any questions.



                                                            Sincerely,
FirstName LastNameAhmed M. Fattouh
                                                            Division of
Corporation Finance
Comapany NameInterPrivate Acquisition Corp.
                                                            Office of Real
Estate & Construction
November 6, 2019 Page 2
cc:       Jeffrey M. Gallant, Esq.
FirstName LastName